Exhibit (11)


FLORIDA ROCK INDUSTRIES, INC.
COMPUTATION OF EARNINGS PER COMMON SHARE



                                               Year Ended September 30
                                         2002            2001          2000

Net income                            $68,895,000     69,284,000     59,714,000

Common shares:

Weighted average shares outstanding
 during the period -  shares used
 for basic earnings per share          28,415,045     28,007,384     27,889,131

Shares issuable under stock options
 which are potentially dilutive           537,772        613,098        562,127

Shares used for diluted earnings
 per share                             28,952,817     28,620,482     28,451,258

Basic earnings per common share             $2.42           2.47           2.14

Diluted earnings per common share           $2.38           2.42           2.10










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